Canada Goose Reports Results for
Second Quarter Fiscal Year 2018
Company Increases Fiscal 2018 Outlook
Second Quarter Fiscal 2018 Highlights (in Canadian dollars):

•	Total revenue increased $44.4 million to $172.3 million, representing year-over-year growth of 34.7%

•	Gross margin expanded to 50.5% from 46.4% in the prior year

•	Adjusted EBITDA was $46.4 million, compared to $33.8 million in the prior year, representing year-over-year growth of 37.3%

•	Net income was $37.1 million, or $0.33 per diluted share, and adjusted net income was $32.9 million, or $0.29 per diluted share
TORONTO, ON (November 9, 2017) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) today announced financial results for its second quarter ended September 30, 2017. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended September 30, 2017 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Our performance reflects the power of our brand around the world and our disciplined approach to executing our growth strategies. We have opened e-commerce sites in all seven of the new markets planned for fiscal 2018 and we remain on-track to have seven world-class retail destinations in operation in the third quarter of fiscal 2018, including our recently opened stores in Chicago and Tokyo. I am also encouraged by the response to our first knitwear collection which embodies our function-first design philosophy and stays true to our authentic utilitarian aesthetic,” stated Dani Reiss, President & Chief Executive Officer. “With strong results across channels, geographies and categories, we continue to drive awareness and penetration while inspiring those who already know and love our brand. Most importantly, we remain deeply committed to building an enduring brand for the long term.”
Fiscal 2018 Second Quarter Results (in Canadian dollars, compared to the same period in Fiscal 2017):

•	Total revenue increased by $44.4 million from $127.9 million to $172.3 million in the second quarter of fiscal 2017, representing year-over-year growth of 34.7%.

◦
Wholesale revenue was $152.1 million as compared to $122.4 million in the second quarter of fiscal 2017, driven by growth across all regions. In the quarter, revenue of approximately $13 million, which was originally expected to be earned in the third quarter, was pulled forward . Enabled by increased efficiency in manufacturing and sales planning, shipment timing was accelerated in response to requests from retail partners approaching their peak selling season. Through the first half of fiscal 2018, our pull-forward revenue in the wholesale channel was approximately $18 million.

◦
Direct-to-consumer revenue was $20.3 million as compared to $5.5 million in the second quarter of fiscal 2017, driven by strong growth in our North American e-commerce business and incremental revenue from new retail stores and e-commerce sites which were not operating in the same period last year.

•
Gross profit increased to $87.1 million from $59.3 million in the second quarter of fiscal 2017. As a percentage of total revenue, gross profit was 50.5% compared to 46.4% in the second quarter of fiscal 2017.

◦
Wholesale gross profit was $72.2 million, a gross margin of 47.4%, as compared to $55.5 million a gross margin of 45.4%, in the second quarter of fiscal 2017. The increase in wholesale gross margin was the result of a shift in sales to higher margin geographies, lower cost of purchases in U.S. dollars and lower inventory reserves.

◦	Direct-to-consumer gross profit increased to $14.9 million, a gross margin of 73.7% from $3.8 million, a gross margin of 69.2%, in the second quarter of fiscal 2017.

•
Selling, general and administrative expenses were $36.5 million compared to $30.2 million in the second quarter of fiscal 2017, driven by the costs of retail stores in Toronto and New York which were not operating in the same period last year, as well as investments across the business to support continued growth. These increases were partially offset by an unrealized foreign exchange gain of $5.8 million on the term loan and a timing shift in marketing investments to the remainder of fiscal 2018.

•	Adjusted EBITDA was $46.4 million compared to $33.8 million in the prior year, representing year-over-year growth of 37.3%.

•
The effective tax rate was 16.8% compared to 20.7% in the second quarter of fiscal 2017 and a statutory tax rate of 25.4%. The decrease in the effective tax rate was primarily driven by the non-taxable portion of the $5.8 million unrealized foreign exchange gain and the timing of taxable income in jurisdictions with statutory tax rate differences.

•	Net income for the second quarter was $37.1 million, or $0.33 per diluted share, compared to net income of $20.0 million, or $0.20 per share, in the second quarter of 2017.

•
Adjusted net income per diluted share for the second quarter of fiscal 2018 was $0.29, based on 111.5 million diluted shares outstanding, compared to an adjusted net income per diluted share of $0.23, based on 101.7 million diluted shares outstanding in the second quarter of fiscal 2017. Adjusted pro forma net income per share for the second quarter of fiscal 2017, which includes the effect of the Initial Public Offering (“IPO”) in the calculation of the weighted average number of shares outstanding as if the IPO had occurred at the beginning of fiscal 2017, was $0.22 per share based on 106.3 million shares.
Revised Fiscal 2018 Outlook
Based on stronger than expected growth across our business, with a particular contribution from our direct-to-consumer segment, the Company expects fiscal 2018 results to exceed the long-term and fiscal year outlook which was originally provided with the release of fourth quarter and fiscal year 2017 results on June 2, 2017.
For fiscal 2018, the Company currently expects:

•	Annual revenue growth on a percentage basis of at least 25% versus the previous expectation of mid-to-high teens;

•	Adjusted EBITDA margin expansion of at least 50 basis points versus the previous expectation of flat to modestly expanding; and

•
Annual growth in adjusted net income per diluted share on a percentage basis of at least 35% versus the previous expectation of approximately 20%. This assumes year-over-year comparison to adjusted net income per pro forma diluted share of $0.41 in fiscal 2017 and weighted average diluted shares outstanding of 110.9 million for fiscal 2018.

Conference Call Information
A conference call to discuss second quarter fiscal 2018 results is scheduled for today, November 9, 2017, at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and John Black, Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (866) 393-4306 or (734) 385-2616 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 5093389 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Note Regarding Non-IFRS Financial Measures
This press release includes references to adjusted net income, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income per share and per diluted share, and adjusted pro forma net income per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS. The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the three and six months ended September 30, 2017 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including our growth plans and anticipated financial performance for fiscal 2018, which are referred to under the heading Revised Fiscal 2018 Outlook. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30		Six months ended September 30
	2017	2016	2017	2016
Revenue	172,330	127,935	200,535	143,630
Cost of sales	85,237	68,601	100,200	79,637
Gross profit	87,093	59,334	100,335	63,993
Gross margin	50.5%	46.4%	50.0%	44.6%
Selling, general and administrative expenses	36,545	30,172	62,377	48,265
SG&A expenses as % of revenue	21.2%	23.6%	31.1%	33.6%
Depreciation and amortization	2,314	1,490	4,482	2,936
Operating income	48,234	27,672	33,476	12,792
Operating income as % revenue	28.0%	21.6%	16.7%	8.9%
Net interest and other finance costs	3,599	2,438	6,691	5,533
Income before income taxes	44,635	25,234	26,785	7,259
Income tax expense	7,508	5,216	1,747	1,277
Effective tax rate	16.8%	20.7%	6.5%	17.6%
Net income	37,127	20,018	25,038	5,982
Other comprehensive income (loss)	1,259	(415)	1,301	(407)
Total comprehensive income	38,386	19,603	26,339	5,575
Earnings per share
Basic	$0.35	$0.20	$0.23	$0.06
Diluted	0.33	0.20	0.23	0.06
Weighted average number of shares outstanding
Basic	106,992,382	100,000,000	106,747,784	100,000,000
Diluted	111,478,881	101,704,270	110,700,260	101,702,032
Other data: (1)
EBITDA	51,181	29,705	39,486	16,724
Adjusted EBITDA	46,399	33,790	32,833	26,308
Adjusted EBITDA margin	26.9%	26.4%	16.4%	18.3%
Adjusted net income	32,877	23,740	19,647	14,248
Adjusted net income per diluted share	$0.29	$0.23	$0.18	$0.14

(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share are non-IFRS financial measures. See — “Note Regarding Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at September 30, 2017 and March 31, 2017
(in thousands of Canadian dollars)

	September 30	March 31
	2017	2017
Assets	$	$
Current assets
Cash	13,314	9,678
Trade receivables	99,587	8,710
Inventories	154,464	125,464
Income taxes receivable	3,809	4,215
Other current assets	12,144	15,156
Total current assets	283,318	163,223

Deferred income taxes	10,217	3,998
Property, plant and equipment	46,096	36,467
Intangible assets	134,656	131,912
Goodwill	45,269	45,269
Total assets	519,556	380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	63,810	58,223
Provisions	6,914	6,046
Total current liabilities	70,724	64,269

Provisions	10,225	9,526
Deferred income taxes	13,439	10,888
Revolving facility	116,775	6,642
Term loan	131,285	139,447
Other long-term liabilities	3,673	3,929
Total liabilities	346,121	234,701

Shareholders' equity	173,435	146,168
Total liabilities and shareholders' equity	519,556	380,869

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the six months ended September 30
(in thousands of Canadian dollars)

	2017	2016
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	25,038	5,982
Items not affecting cash
Depreciation and amortization	6,010	3,932
Income tax expense	1,747	1,277
Interest expense	6,574	4,486
Unrealized (gain) loss on forward contracts	(442)	120
Unrealized foreign exchange gain	(9,304)	—
Write off of deferred financing charges on refinancing revolving facility	—	946
Share-based compensation	721	1,499
	30,344	18,242
Changes in non-cash operating items	(112,681)	(76,856)
Income taxes paid	(5,411)	(12,353)
Interest paid	(5,214)	(1,444)
Net cash used in operating activities	(92,962)	(72,411)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(9,175)	(11,000)
Investment in intangible assets	(3,473)	(3,971)
Business combination	(560)	(500)
Net cash used in investing activities	(13,208)	(15,471)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	110,036	146,790
Repayment of credit facility	—	(55,203)
Deferred financing fees on term loan syndication	(437)	—
Exercise of stock options	207	—
Net cash from financing activities	109,806	91,587
Increase in cash	3,636	3,705
Cash, beginning of period	9,678	7,226
Cash, end of period	13,314	10,931

Reconciliation of Non-IFRS Measures
The tables below reconciles net income to EBITDA, adjusted EBITDA, and adjusted net income for the periods presented:

CAD $000s (unaudited)	Three months ended September 30		Six months ended September 30
	2017	2016	2017	2016
Net income	37,127	20,018	25,038	5,982
Add the impact of:
Income tax expense	7,508	5,216	1,747	1,277
Net interest and other finance costs	3,599	2,438	6,691	5,533
Depreciation and amortization	2,947	2,033	6,010	3,932
EBITDA	51,181	29,705	39,486	16,724
Add (deduct) the impact of:
Bain Capital management fees (a)	—	63	—	212
Transaction costs (b)	218	1,910	1,546	2,734
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange gain on Term Loan Facility (d)	(5,814)	—	(9,580)	—
International restructuring costs (e)	—	80	—	175
Share-based compensation (f)	310	1,374	390	1,499
Agent terminations and other (g)	—	—	—	(116)
Non-cash rent expense (h)	504	658	991	658
Adjusted EBITDA	46,399	33,790	32,833	26,308

CAD $000s (unaudited)	Three months ended September 30		Six months ended September 30
	2017	2016	2017	2016
Net income	37,127	20,018	25,038	5,982
Add (deduct) the impact of:
Bain Capital management fees (a)	—	63	—	212
Transaction costs (b)	218	1,910	1,546	2,734
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange gain on Term Loan Facility (d)	(5,814)	—	(9,580)	—
International restructuring costs (e)	—	80	—	175
Share-based compensation (f)	310	1,374	390	1,499
Agent terminations and other (g)	—	—	—	(116)
Non-cash rent expense (h)	504	658	991	658
Amortization on intangible assets acquired by Bain Capital (i)	544	544	1,088	1,088
Total adjustments	(4,238)	4,629	(5,565)	10,672
Tax effect of adjustments	(12)	(907)	174	(2,406)
Adjusted net income	32,877	23,740	19,647	14,248

(a)
In connection with Bain’s purchase of a 70% equity interest in our business on December 9, 2013 (the “Acquisition”), we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the Company.

(b)
In connection with the IPO in March 2017 and Secondary Offering in June 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the first quarter of fiscal 2017 and fiscal 2018, respectively, and are not indicative of our ongoing costs.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(d)	Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD.

(e)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO. Adjustments reflect management’s estimate that certain tranches of outstanding option awards will vest.

(g)
Represents accrued expenses related to termination payments to be made to our third-party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years, and will expire in the third quarter of fiscal 2018.

Pro forma income per share and adjusted net income per share (unaudited)
CAD $000s (except per share data)	Three months ended September 30	Six months ended September 30
	2016	2016
Pro forma income per share
Net income	$20,018	$5,982

Weighted average number of common shares	100,000,000	100,000,000
Pro forma for IPO as at April 1, 2016	6,308,154	6,308,154
Pro forma weighted average number of common shares outstanding over the year	106,308,154	106,308,154

Pro forma income per share	$0.19	$0.06

Pro forma adjusted net income per share
Adjusted net income	$23,740	$14,248

Pro forma weighted average number of shares	106,308,154	106,308,154

Pro forma adjusted net income per share	$0.22	$0.13
For Information Contact:
ICR, Inc.
Investors:
Allison Malkin/Caitlin Morahan
203-682-8200
Allison.Malkin@ICRinc.com/Caitlin.Morahan@ICRinc.com
or
Media:
Julia Young
646-277-1280
Julia.Young@ICRinc.com